Exhibit 2

Public Interest Report
March 2007

Public Interest Report

City of Westminster

The Audit Commission is an independent body responsible for ensuring that public money is spent economically, efficiently and effectively, to achieve high-quality local services for the public. Our remit covers around 11,000 bodies in England, which between them spend more than £180 billion of public money each year. Our work covers local government, health, housing, community safety and fire and rescue services.

As an independent watchdog, we provide important information on the quality of public services. As a driving force for improvement in those services, we provide practical recommendations and spread best practice. As an independent auditor, we ensure that public services are good value for money and that public money is properly spent.

© Audit Commission 2007

For further information on the work of the Commission please contact:

Audit Commission, 1st Floor, Millbank Tower, Millbank, London SW1P 4HQ

Tel: 020 7828 1212 Fax: 020 7976 6187 Textphone (minicom): 020 7630 0421

www.audit-commission.gov.uk

Public Interest Report  |  Contents 3

Contents

Summary Report	4
Introduction	4

Main findings	6
How long it took to pursue the debt	6
The recovery effort	11
The mediation process	12

Conclusions	14

City of Westminster

4 Public Interest Report  |  Summary Report

Summary Report

Introduction

1	This report concerns the long running saga of the Westminster ‘Homes for Votes’ affair. I am writing this in the hope that it will assist in drawing the matter to a close. I have decided to issue this report in the public interest under section 8 of the Audit Commission Act 1998 due to the substantial public and media interest in the attempt by the City of Westminster [the Council] to recover a substantial sum of money due from Dame Shirley Porter. She was ordered to pay this amount by the Court as a result of the losses to the Council incurred by her and another’s wilful misconduct. The inability to make a full recovery has been the subject of an objection to the Council’s 2003/04 accounts and this report also summarises the detailed findings of my investigation into the issues raised by the objectors.

2	In January 1994 the then external auditor to the Council issued his provisional findings and views that Dame Shirley Porter and others had a case to answer in respect of the ‘Homes for Votes’ affair. This dated back to the mid-1980s and concerned the sale of Council homes in Westminster in marginal wards with the aim of influencing voting patterns in the area. The auditor issued his final report in May 1996 confirming his provisional view and surcharging Dame Shirley Porter and others. This was on the basis that the sale of the Council homes had been for an improper purpose and therefore unlawful. Dame Shirley Porter and others became personally liable for the loss to the Council caused by their wilful misconduct.

3	On appeal, the High Court in December 1997 upheld the auditor’s surcharge. This decision was subsequently overturned by the Court of Appeal in April 1999. Finally, in December 2001, the House of Lords upheld the auditor’s surcharge. With interest and costs, the total amount due from Dame Shirley Porter and one other under the auditor’s surcharge was approximately £33 million at that time.

4	In April 2004 the Council settled for £12.3 million in full and final settlement of the debt due from Dame Shirley Porter. It is this settlement, and the allegations that the Council had been deficient in its recovery action, that is the subject of this report.

City of Westminster

Public Interest Report  |  Summary Report 5

5	In considering the actions of the Council, I have had to judge the reasonableness of the actions of the time. It has been suggested, with the benefit of hindsight, that maybe more could have been done at the time. For instance, I have accepted that more could have been spent on investigations earlier, but I have equally recognised that the Council could then quite legitimately have been criticised for spending money at a stage when there was no guarantee of the surcharge being upheld by the Courts. Overall, it is my view that the Council acted reasonably in the recovery action that it took. In so doing, it was balancing the need to recover the monies owed for the benefit of local taxpayers whilst being conscious that expenditure on the recovery process itself would also fall on local taxpayers. I am satisfied that a reasonable settlement was agreed in the circumstances.

6	The objection to the 2003/04 accounts was wide ranging. I have, however, restricted my detailed investigations to the allegations of negligence and deficiency, my main focus being whether there ought to have been greater recovery for the benefit of the Westminster local taxpayer. I am aware that the lead objectors were instrumental in the 1990s in bringing the then auditor’s attention to the ‘Homes for Votes’ affair. I commend the objectors for their determination and persistence in ensuring that Dame Shirley Porter was brought to account by way of surcharge. However, whilst recognising that they strongly believe the Council has been deficient in its pursuit of Dame Shirley Porter since the surcharge was imposed, in my view this belief is misguided and simply wrong.

City of Westminster

6 Public Interest Report  |  Main findings

Main findings

7	Much of the criticism levelled at the Council can be summarised as follows:

•	the Council took too long to pursue the debt and this gave Dame Shirley Porter the time she needed to remove her assets from the jurisdiction of the British Courts;

•	the Council lacked the will to pursue the debt and therefore did not make sufficient effort; and

•	the approach taken by the Council in the final mediation process was flawed and in consequence the amount accepted in settlement was inadequate.

How long it took to pursue the debt

8	There is no doubt that it has taken a long time to collect the debt resulting from the ‘Homes for Votes’ affair; indeed, nearly eight years passed between the date of the auditor’s certificate of surcharge and the final settlement. This, however, does not take account of the fact that the debt was not actually due until December 2001. The settlement was in April 2004 such that the above period is, more properly, described as just over two years. In considering whether the Council acted, reasonably, the different circumstances before and after the House of Lords’ judgement of December 2001 has to be taken into account.

Prior to the House of Lords Judgement of December 2001

9	Following the publication of the auditor’s provisional views that there was a case to answer in January 1994, the Council sought legal advice on whether it could take recovery proceedings at that stage. The advice received was that any such recovery action would fail as there was no debt due and therefore no legal cause of action.

10	After the auditor had issued his certificate and surcharge in May 1996, the Council appointed a specialist firm of external solicitors to act on its behalf in the recovery process. Indeed, throughout the recovery process the Council has taken extensive legal advice both from specialist solicitors and Leading and Junior Counsel as required. I am satisfied that the Council engaged external lawyers with the appropriate skill and experience.

11	The Council took Leading Counsel’s advice in July 1996, shortly after the auditor had issued the certificates of surcharge. He advised that there was still no cause of action as the debt would not be payable until after the final resolution of the appeal lodged by Dame Shirley Porter. Counsel also advised, however, that there was a “significant prospect” that the Court may grant a Mareva injunction [ie an order freezing assets worldwide]. This aspect of the Counsel’s advice was highlighted by the objectors and was a major plank in their arguments.

City of Westminster

Public Interest Report  |  Main findings 7

12	It was important, therefore, for me to assess whether the advice to the Council was that it could and should have issued proceedings for a Mareva injunction at this stage. After all, freezing Dame Shirley Porter’s assets then might have meant that there were significantly greater assets available for eventual recovery. A full reading, however, of Counsel’s advice was that seeking a Mareva injunction at that stage would go against the then law. This would, therefore, require the Council to seek to change the law by taking the application all the way to the House of Lords with the substantial cost this would involve. In addition, Counsel stated that there were further impediments to seeking a Mareva injunction. First, he advised that there were difficulties in obtaining the British Court’s permission to serve proceedings outside their jurisdiction and second, that there were risks to the Council in that it would have to give a cross-undertaking to pay damages should Dame Shirley Porter be successful on appeal. In discussion with Counsel, it was agreed that such a course of action would be premature. I am satisfied that the Council was acting reasonably in taking the view that pre-emptive action to protect the Council’s position was not, at this stage, realistically possible.

13	This legal advice was revisited after the High Court upheld the auditor’s surcharge in December 1997 and the advice remained unchanged. In April 1999, the Court of Appeal overturned the High Court decision and thereby the certificates of surcharge. In some ways, this vindicated the Council’s caution. There was, as a matter of law, no enforceable debt against Dame Shirley Porter until the decision of the House of Lords in December 2001. Therefore, the Council would, between the Court of Appeal and House of Lords stages, have been at risk of being criticised if it had incurred significant amounts of public expenditure in undertaking recovery action against Dame Shirley Porter and the surcharges had then not been upheld.

14	The Council had, however, engaged investigators during this period to carry out some preliminary work on identifying Dame Shirley Porter’s assets. Initially it engaged a firm of forensic accountants to look into publicly available information to ascertain the whereabouts of her assets and, subsequently, a well known firm of investigators to make further enquiries. Later, after the House of Lords’ decision, the Council engaged a second well-known investigatory company to carry out some more detailed work, including talking to informants.

15	It was clear from this work that most of Dame Shirley Porter’s assets had been moved out of the country. Large amounts had been settled in trust in the early 1980s. It would appear that Dame Shirley Porter had transferred the majority of her remaining assets to her husband and/or offshore trusts by the late 1990s, that is, prior to the debt becoming due.

City of Westminster

8 Public Interest Report  |  Main findings

Following the House of Lords’ Judgement of December 2001

16	To understand the process of recovery following the House of Lords’ decision, it is important to be aware of the chronology of events. The key events are as follows:

•

13 December 2001: the House of Lords upholds the auditor’s certificate of surcharge. On the same day, the Council wrote to Dame Shirley Porter requiring payment within the 14 day period after which the debt would become enforceable.

•	28 December 2001: the Council starts recovery proceedings including obtaining a worldwide freezing and disclosure order against Dame Shirley Porter.

•	January 2002: Dame Shirley Porter makes disclosure of £300,000 worth of assets.

•	January /February 2002: the Council appoints a different firm of investigators, in particular to look into information from certain former employees of Dame Shirley Porter’s financial advisers.

•	April 2002: application by the Council for summary judgement against Dame Shirley Porter.

•	July 2002: summary judgement for the payment of the debt against Dame Shirley Porter granted by the Court.

•	September 2002: Dame Shirley Porter lodges an appeal against this judgement.

•	November 2002: the Council makes an application for a wider freezing and disclosure order.

•	December 2002: Dame Shirley Porter’s appeal of the summary judgement struck out.

•	February 2003: the Court grants wider freezing and disclosure order.

•	January to June 2003: the Council’s solicitors maintain a dialogue with an informant while being mindful that the information was likely to have been obtained illegally, i.e. a ‘tainted’ source.

•	March 2003: the first of a number of disclosure orders granted against Dame Shirley Porter’s financial advisers and others.

•	30 June 2003: BBC radio programme makes public the ‘tainted source’ information.

•	July 2003: the Council obtains the first of a number of Court orders in Guernsey [freezing and disclosure orders] and the British Virgin Islands [disclosure].

•	January 2004: the Council starts ‘sham trust’ proceedings in Guernsey.

•	April 2004: settlement reached with Dame Shirley Porter.

City of Westminster

Public Interest Report  |  Main findings 9

Orders against Dame Shirley Porter

17	Following the House of Lords decision, and shortly after the debt became enforceable, the Council obtained worldwide freezing and disclosure orders against Dame Shirley Porter. I am advised that these are draconian orders not granted lightly by the Courts. The freezing orders restrained Dame Shirley Porter from dealing with or in any way diminishing the value of her assets up to the value of £33 million and she also had to make disclosure with regard to the same. Being the standard form of such orders, this only required disclosure with regard to current and not former assets.

18	Dame Shirley Porter made disclosure in January 2002 of approximately £300,000 worth of assets. From this time on, the Council was seeking and acting upon extensive legal advice both from specialist solicitors and Counsel. The Council sought Leading Counsel’s advice in February 2002 as to the next steps and was not advised that it could seek any further orders in addition to those it had already obtained.

19	Over the next six or seven months the Council pursued further information from investigators. The information obtained provided greater clarity as to the structure of Dame Shirley Porter’s offshore trusts. The Council’s solicitors also wrote to Dame Shirley Porter’s solicitors on a number of occasions, asking what had happened to her previous wealth. Dame Shirley Porter’s solicitors repeatedly refused to provide this information. The information obtained from informants and the paper trail established in correspondence with Dame Shirley Porter’s solicitors put the Council in a position to make an application for a wider disclosure order. This would then require Dame Shirley Porter to account for what had happened to her previous reputed wealth. The informant information was available from September 2002 and the Council sought Counsel’s advice on issuing proceedings for a wider order in the same month.

20	The Council applied for the wider order in November 2002 and it was granted in February 2003. This order required Dame Shirley Porter to identify and provide full details of any transactions worth over £100,000 in relation to her assets from January 1994 to the date of the order. I am satisfied that the Council acted reasonably in not seeking the wider freezing and disclosure orders against Dame Shirley Porter until November 2002. It was acting on legal advice that it would be unlikely that such orders would be granted until the Council had sufficient evidence to demonstrate their need to the Courts.

21	On 18 February 2003 Dame Shirley Porter wrote to the Council to say that she was not going “to participate in the latest proceedings any further”.

City of Westminster

10 Public Interest Report  |  Main findings

Orders against others

22	The objectors have claimed that the Council should have sought disclosure orders against others, in particular Dame Shirley Porter’s financial advisers, earlier than it did. The Council did consider such action but the external legal advice was that it was not appropriate to follow such a line until after the wider disclosure order against Dame Shirley Porter had been obtained. The Council was advised that the letter from Dame Shirley Porter in February 2003 refusing to participate in proceedings any further put the Council in a strong position to argue to the Court that it had to pursue third parties for the information. From March 2003 onwards it obtained a number of disclosure orders against the financial advisers and other parties [six in total].

23	I am satisfied that the Council acted reasonably in the way it pursued recovery via third parties, in particular Dame Shirley Porter’s financial advisers. I am of the view, moreover, that the Council would have been unlikely to have gained any financial advantage had it obtained such orders earlier as it would appear that Dame Shirley Porter’s assets had already been moved out of the jurisdiction of the British Courts and into the offshore trusts well before this time.

Use of informants

24	Shortly after the House of Lords’ decision in 2001, the Council engaged the second company of investigators to assist in tracking down Dame Shirley Porter’s assets, primarily by obtaining information from various informants. That company was successful in putting the Council in touch with a number of informants. This led to the information as to the offshore trust/company structure which allowed the Council to obtain the wider freezing and disclosure orders noted above. Throughout, the Council acted in accordance with its independent legal advice on how it should best use the informant information.

25	In early 2003 the Council was contacted by an informant with information on Dame Shirley Porter’s affairs. The objectors have raised concerns that this information was not relied upon at an early stage. Whilst it is true that this information, together with the information obtained by Court orders against Dame Shirley Porter’s financial advisers, turned out to be important to the Council’s later recovery action in Guernsey, solicitors and Counsel had advised caution in its use. The informant was suspected of having obtained this information illegally. Thus, the strategy was to wait until the information became public so that it could be used legitimately. In the event, the Council’s caution was justified as the informant was subsequently convicted of the criminal offence of unlawful and unauthorised interception of electronic communications.

The BBC programme

26	Much has been made by the objectors of a BBC radio programme broadcast in June 2003. The programme did add something to the Council’s knowledge of Dame Shirley Porter’s financial affairs. However, so also had the fruits of the disclosure orders against Dame Shirley Porter’s financial advisers. Furthermore, the Council’s strategy of waiting for the making public of the information obtained illegally noted in paragraph 25 above was vindicated, and thus the Council was free to now use this information to support further recovery action in the Courts.

City of Westminster

Public Interest Report  |  Main findings 11

27	In July 2003 the Council obtained the first of a series of Court orders in both Guernsey and the British Virgin Islands. It was the information from the financial advisers and the illegally obtained information, made public in the BBC programme, and the resulting disclosure orders obtained in Guernsey that gave the Council the hard, up-to-date evidence that enabled it to commence ‘sham trust’ and other proceedings in Guernsey. It was this sequence of events that eventually led to the mediation and settlement.

Alternative actions

28	Questions have also been raised as to why the Council did not take alternative courses of action, in particular seeking legal advice and commencing legal proceedings abroad and seeking to make Dame Shirley Porter bankrupt.

29	In fact the Council did seek legal advice abroad: in Israel, Guernsey and the British Virgin Islands. Ultimately, and in accordance with the advice of its independent legal advisers, the Council decided not to mount legal proceedings abroad other than in Guernsey and the British Virgin Islands. This was due to the significant difficulties that were likely to be encountered and the information that suggested that Dame Shirley Porter’s assets had already been moved to the offshore trusts in Guernsey. In these circumstances, and in the absence of reliable evidence that significant assets existed abroad other than in the trusts, I accept that the Council acted reasonably in its approach to seeking foreign legal advice and commencing legal action abroad.

30	The Council also considered whether to petition for the bankruptcy of Dame Shirley Porter. The advice to the Council, however, was that in all likelihood the proceedings would need to be issued in Israel, that they would be contested, might not succeed and would be enormously expensive.

The recovery effort

31	I have also considered certain aspects of the objectors’ allegations that the Council lacked the political will to seek recovery from Dame Shirley Porter and this therefore led to insufficient effort being made. The three issues I considered in this regard were the extent to which the recovery action was not sufficiently financed, that settlement with Dame Shirley Porter was considered at too an early stage, and that unduly negative comments were made to the press.

Financing the recovery action

32	The Council has argued that it spent the money that it was beneficial to spend, that all action recommended by its independent legal advisers was taken and that no such action was not taken on account of budgetary constraints. I am satisfied that the Council appointed specialists in the field and acted reasonably in committing the expenditure that it did, some £1.6 million. That is not, however, to say that the Council could not have spent more on the recovery process.

City of Westminster

12 Public Interest Report  |  Main findings

33	The objectors raised concerns about the way in which the Council officers monitored and controlled the costs of the recovery process. In particular, they alleged that a letter to the Council’s legal advisers exhorting them to use junior lawyers where appropriate demonstrated the Council’s reluctance to pursue recovery vigorously. Similarly, they made the same point about officers querying a potential overspend on the investigator’s agreed budget.

34	I would have expected the Council to adopt a prudent approach when committing itself to expenditure of this nature. In this situation, it had the difficult task of assessing how much it should commit to the recovery process when the amount that might be recovered was unpredictable. I consider it was correct for the Council’s officers to seek the most economic means, using staff of the appropriate grade and cost to undertake recovery. Indeed, it demonstrates that the Council had taken into account the proper stewardship of public funds entrusted to it and I am satisfied that the Council acted reasonably in spending the amount it did on the recovery process.

Early consideration of settlement

35	It has been alleged that the Council was from an early stage considering settlement with Dame Shirley Porter and that this had a material adverse effect on its recovery efforts. It is true that at various stages officers were considering settlement but I take the view, however, that it was appropriate for the Council to consider, at every stage, including early on in the recovery process, whether the public interest, in particular that of local taxpayers, was best served by pursuing the debt or seeking to settle. After all, it was further public funds that were being spent at every step of the way with no guarantee of recovery. Furthermore, looked at overall, it is apparent that the Council actively pursued Dame Shirley Porter from the date the debt became legally due. I remain unconvinced that considering settlement along the way had a negative impact on the overall recovery.

Press comments

36	Similarly, the objectors complained that there were repeated media briefings of a negative nature by the Council and that these undermined the chances of recovery. In my view, selective quotations from the media prove very little. I am not persuaded, moreover, that such media quotations as I have seen would have undermined the legal action being taken by the Council.

The mediation process

37	In April 2004 the Council received legal advice that the Council was in a position of some strength. It had recently won a Court battle and there was a reasonable prospect of making some recovery from its recently launched sham trust proceedings. However, it also faced what was likely to be a long and expensive challenge as to whether or not the Guernsey Court had jurisdiction to hear the case. This was unlikely to establish anything of substance and would leave the Council with no certainty of the final outcome. The Council’s legal advisers therefore advised that mediation was a good idea at that time.

City of Westminster

Public Interest Report  |  Main findings 13

38	The fact that the overall debt owed by Dame Shirley Porter was in the region of £44 million [including additional claims, interest and costs] does not necessarily mean that a settlement of £12.3 million was a bad deal. There is a need to consider the position of the Council in the light of a complex recovery process inhibited by the lack of cause of action before December 2001. Furthermore, there was the need to consider that most of Dame Shirley Porter’s assets had already been transferred abroad by the time the debt became due and recovery action was realistically possible.

39	Before negotiating the settlement the Council agreed a settlement strategy that contained a ‘bottom line’ figure based on a number of risk factors. These were the costs to date, anticipated future costs if proceedings continued and, importantly, independent legal advice from Counsel as to the chances of successful recovery action in respect of each of the offshore trusts. Overall, the Council contends that the £12.3 million finally agreed was a ‘good deal’ as it was significantly more than the ‘bottom line’ figure and was well within Council’s risk analysis. Indeed, applying Counsel’s advice as to chances of recovery from each of the offshore trusts, a figure of £6.5 million was a more likely level of recovery.

40	I have noted, moreover, that the whole of the value ascribed to Dame Shirley Porter’s wealth by her former financial adviser [approximately £20 million] less the value of the monies placed in trust by Dame Shirley Porter prior to 1994 and therefore outside of the sham trust proceedings [approximately £8 million] is roughly approximate to the amount of settlement, £12.3 million.

41	I have carefully reviewed the Council’s asserted justification and concluded that the Council did act reasonably in formulating both the ‘bottom line’ figure and the final amount for settlement. So critical is this to the objectors’ case that I have taken independent legal advice on this issue. My legal adviser reviewed the substantial documentation gathered together during the investigation and assessed the Council’s legal action as a matter of private and public law. Her advice, which I have accepted, is that in the circumstances the figure settled upon was not unreasonable.

42	Finally, concerns have been raised both with regard to the settlement containing confidentiality clauses and it not having undertakings that would have allowed later action if further assets were to be identified. I am advised that it is extremely common for settlements of this nature to have clauses as to confidentiality and, moreover, that without these clauses it would have been unlikely that Dame Shirley Porter would have agreed to settle. Similarly, if the Council had not agreed to the settlement being final then, in my view, it would not have been acceptable to the other side, finality being, after all, one of the main benefits to Dame Shirley Porter.

City of Westminster

14 Public Interest Report  |  Conclusions

Conclusions

43	It is not my responsibility, as auditor, to substitute my judgement for that of the Council. Rather, I have to consider the Council’s decision making processes and whether it has adequately discharged its fiduciary duty. Whilst I recognise that the Council settled for considerably less than the amount surcharged, I am satisfied that it acted reasonably in its recovery action and did not therefore fail in its fiduciary duty. The Council had to balance the certainty of a lesser sum against the potential for a larger one and I have concluded that the final settlement was, in the light of circumstances prevailing at the time, reasonable.

44	This is not to say that other actions may not have led to a different outcome. With the benefit of hindsight, it is possible to point to some alternative approaches that could have been taken and actions that could have been taken earlier. However, I have had to form a view on whether the action taken was reasonable at the time. Given the circumstances outlined in this report, in particular the extensive reliance on expert independent legal advice and the fact that no one was, at the time, able to reliably identify any significant assets owned by Dame Shirley Porter over and above those already known by the Council, I am satisfied that the approach followed by the Council was reasonable.

45	It would seem to me that the recovery process has been hampered by both the success of Dame Shirley Porter in moving the majority of her assets abroad prior to the debt becoming due and the length of time it took to get that far. Neither of these factors was within the Council’s control. Her remaining assets would seem to have been moved early on in the surcharge process, at a point in time when the Council was not realistically able to take legal action. Given this, recovery of the full amount was always going to be very difficult.

46	Finally, I recognise that many will not be satisfied with the final outcome, as it would appear, given her recent visits back to the UK, that Dame Shirley Porter still has access to considerable funds. However, I have been considering the period of time leading up to the settlement in 2004. The Council must be judged on the reasonableness of its actions at that time and not with the benefit of hindsight. The question is, did it, in all the circumstances that prevailed at the time, make a reasonable recovery of the monies due to Westminster’s taxpayers? I am satisfied that it did. In my view, it is now time to bring this matter to a close and move on from the past.

Les Kidner

District Auditor

15 March 2007

City of Westminster